

November 6, 2008

<u>via U.S. mail</u>

Seth Grae
Chief Executive Officer
Thorium Power, Ltd.
1600 Tysons Boulevard, Suite 550
McLean, VA 22102

> **Re:** **Thorium Power, Ltd.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 27, 2008**
> **File No. 0-28543**

Dear Mr. Grae:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

<u>via facsimile</u>

Louis Bevilacqua, Esq.
(202) 663-8007